CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2020 AND 2019
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 1

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 2

SSR Mining Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	March 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents		$398,439	$503,647
Trade and other receivables		61,698	87,306
Marketable securities		50,293	66,453
Inventories	4	232,813	237,570
Other		—	4,686
		743,243	899,662
Non-current assets
Mineral properties, plant and equipment	5	788,095	769,462
Deferred income tax assets		59	63
Goodwill		49,786	49,786
Other		30,821	31,134
Total assets		$1,612,004	$1,750,107

Current liabilities
Accounts payable and accrued liabilities		$88,812	$111,125
Reclamation and closure cost provision		7,863	8,766
Current portion of debt	6	—	114,280
		96,675	234,171
Non-current liabilities
Deferred income tax liabilities		118,604	127,815
Reclamation and closure cost provision		75,247	75,469
Debt	6	171,722	169,769
Other		11,765	8,929
Total liabilities		474,013	616,153

Shareholders' equity
Share capital		1,085,747	1,083,766
Other reserves		(2,158)	19,762
Equity component of convertible notes	6	106,425	106,425
Deficit		(52,023)	(75,999)
Total equity		1,137,991	1,133,954
Total liabilities and equity		$1,612,004	$1,750,107
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on May 14, 2020.

"Beverlee F. Park"	"Paul Benson"
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 3

SSR Mining Inc.
Condensed Consolidated Interim Statements of Income
(Expressed in thousands of United States dollars, except for per share amounts)
(Unaudited)

	Note	Three months ended March 31,
		2020	2019
Revenue	8	$164,463	$126,250
Cost of sales
Production costs		(91,045)	(70,866)
Depletion and depreciation		(28,635)	(25,147)
		(119,680)	(96,013)
Income from mine operations		44,783	30,237
General and administrative expenses		(2,325)	(6,871)
Exploration, evaluation and reclamation expenses		(6,362)	(3,738)
Care and maintenance expenses	11	(1,330)	—
Operating income		34,766	19,628
Interest and other finance income		2,397	4,903
Interest expense and other finance costs		(6,966)	(8,645)
Loss on redemption of convertible debt	6	—	(5,423)
Other (expense) income		(1,380)	597
Foreign exchange gain (loss)		1,158	(2,163)
Income before income taxes		29,975	8,897
Income tax expense		(5,999)	(3,165)
Net income		$23,976	$5,732
Attributable to:
Equity holders of SSR Mining		$23,976	$6,464
Non-controlling interest	7	—	(732)

Net income per share attributable to equity holders of SSR Mining
Basic	9	$0.19	$0.05
Diluted	9	$0.19	$0.05
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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SSR Mining Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended March 31,
		2020	2019
Net income		$23,976	$5,732
Other comprehensive (loss) income
Items that will not be reclassified to net income:
(Loss) gain on marketable securities, net of tax recovery (expense) of $2,382 and ($410)		(13,497)	2,639
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivatives, net of tax recovery (expense) of $2,633 and ($477)		(9,092)	1,598
Realized gain on derivatives reclassified to net income		34	—
Total other comprehensive (loss) income		(22,555)	4,237
Total comprehensive income		$1,421	$9,969
Attributable to:
Equity holders of SSR Mining		$1,421	$10,701
Non-controlling interest	7	—	(732)
Total comprehensive income		$1,421	$9,969
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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SSR Mining Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(Expressed in thousands of United States dollars)
(Unaudited)

		Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
	Note	Shares (000's)	Amount
Balance, January 1, 2019		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976
Exercise of stock options		478	4,174	(1,126)	—	—	3,048	—	3,048
Equity-settled share-based compensation	10	—	—	460	—	—	460	—	460
Transfer of equity-settled Performance Share Units		—	—	1,284	—	—	1,284		1,284
Equity value of debt issued		—	—	—	42,975	—	42,975		42,975
Equity value of convertible debt redeemed		—	—	—	(4,825)	—	(4,825)		(4,825)
Revaluation of reserve		—	—	22	—	—	22		22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income (loss) for the period		—	—	4,237	—	6,464	10,701	(732)	9,969
Balance, March 31, 2019		121,218	$1,059,591	$(11,426)	$106,497	$(126,850)	$1,027,812	$34,807	$1,062,619

Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Exercise of stock options		157	1,975	(588)	—	—	1,387	—	1,387
Equity-settled share-based compensation	10	—	—	1,223	—	—	1,223	—	1,223
Equity value of convertible debt redeemed	6	—	6	—	—	—	6	—	6
Total comprehensive income (loss) for the period		—	—	(22,555)	—	23,976	1,421	—	1,421
Balance, March 31, 2020		123,241	$1,085,747	$(2,158)	$106,425	$(52,023)	$1,137,991	$—	$1,137,991
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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SSR Mining Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Cash flows from operating activities
Net income for the period		$23,976	$5,732
Adjustments for:
Depreciation and depletion		28,806	25,798
Interest and other finance income		(2,397)	(4,903)
Interest expense		6,439	8,309
Gain on sale of mineral properties, plant and equipment		—	(1,000)
Income tax expense		5,999	3,165
Non-cash foreign exchange gain		(1,306)	(483)
Loss on redemption of convertible debt	6	—	5,423
Other	13	13,659	532
Net changes in non-cash working capital items	13	544	(27,377)
Cash generated by operating activities before interest and taxes		75,720	15,196
Moratorium paid		(834)	(1,091)
Interest paid		(5,464)	(5,216)
Income taxes paid		(10,750)	(9,192)
Cash generated by (used in) operating activities		58,672	(303)
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(53,903)	(35,210)
Purchase of marketable securities		(10,147)	—
Net proceeds from sale of marketable securities		12,055	947
Loan to joint venture partner		—	(1,967)
Interest received		1,783	2,712
Other		851	(244)
Cash used in investing activities		(49,361)	(33,762)
Cash flows from financing activities
Proceeds from exercise of stock options		1,387	3,048
Funding from non-controlling interest		—	3,710
Redemption of convertible notes	6	(114,994)	(152,250)
Issuance of convertible notes	6	—	230,000
Convertible notes issuance costs	6	—	(7,067)
Lease payments		(376)	—
Cash (used in) generated by financing activities		(113,983)	77,441
Effect of foreign exchange rate changes on cash and cash equivalents		(536)	(1,237)
(Decrease) increase in cash and cash equivalents		(105,208)	42,139
Cash and cash equivalents, beginning of period		503,647	419,212
Cash and cash equivalents, end of period		$398,439	$461,351

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our", the "Company", or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our head office is at Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

Significant changes in the current reporting period

On March 11, 2020, the World Health Organization declared the coronavirus disease ("COVID-19") a pandemic. During the current interim financial reporting period, the COVID-19 pandemic has negatively impacted global economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the suspension at Puna Operations and Seabee Gold Operation, we are performing care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of income. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

Although we expect the COVID-19 pandemic to adversely impact production and operating income in the short term, particularly at Puna Operations and Seabee Gold Operation where operations are currently suspended, we continue to monitor the situation closely and are developing phased restart plans consistent with guidelines and regulations in place where our mines are located. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our operations could be more significantly impacted. These factors may impact, among other things, our operating plan, production, liquidity, cash flows and valuation of our long-lived assets.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

These statements were authorized for issue by our Board of Directors on May 14, 2020.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 are consistent with those applied and disclosed in Note 3 to our audited consolidated financial statements for the year ended December 31, 2019.

4.	INVENTORIES

	March 31, 2020	December 31, 2019
Finished goods	$14,900	$14,141
Stockpiled ore	10,765	18,155
Leach pad inventory	160,811	171,768
Materials and supplies	48,304	35,354
	234,780	239,418
Non-current materials and supplies	(1,967)	(1,848)
	$232,813	$237,570

As at March 31, 2020, we have recognized a provision of $3,297,000 (December 31, 2019 - $3,297,000) for obsolete materials and supplies inventory.

For the three months ended March 31, 2020, we recognized write-downs of stockpiled ore inventories to net realizable value of $8.5 million (three months ended March 31, 2019 of $0.1 million). The write-down for the three months was due primarily to a decrease in commodity prices as at March 31, 2020.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	March 31, 2020
	Plant and equipment	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$691,576	$539,378	$80,296	$127,141	$1,438,391
Additions	25,739	18,981	606	—	45,326
Disposals	(1,156)	—	—	—	(1,156)
Change in reclamation and closure cost provision	—	(108)	—	166	58
Transfers	—	851	(851)	—	—
Balance, end of period	716,159	559,102	80,051	127,307	1,482,619

Accumulated depreciation and depletion
Balance, beginning of year	(375,398)	(293,531)	—	—	(668,929)
Depreciation and depletion	(13,286)	(13,283)	—	—	(26,569)
Disposals	974	—	—	—	974
Balance, end of period	(387,710)	(306,814)	—	—	(694,524)
Net book value at March 31, 2020	$328,449	$252,288	$80,051	$127,307	$788,095

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

	December 31, 2019
	Plant and equipment	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$621,882	$463,548	$101,990	$91,228	$1,278,648
Additions	82,151	42,373	7,145	35,275	166,944
Disposals	(12,457)	(2,962)	—	(434)	(15,853)
Change in reclamation and closure cost provision	—	7,580	—	1,072	8,652
Transfers	—	28,839	(28,839)	—	—
Balance, end of year	691,576	539,378	80,296	127,141	1,438,391

Accumulated depreciation and depletion
Balance, beginning of year	(338,153)	(239,320)	—	—	(577,473)
Depreciation and depletion	(48,226)	(55,783)	—	—	(104,009)
Disposals	10,981	1,572			12,553
Balance, end of year	(375,398)	(293,531)	—	—	(668,929)
Net book value at December 31, 2019	$316,178	$245,847	$80,296	$127,141	$769,462

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	DEBT

	March 31, 2020	December 31, 2019
2013 Notes	$—	$114,280
2019 Notes	171,722	169,769
Total carrying amount of convertible debt	171,722	284,049
Less: current portion of debt	$—	$(114,280)
Non-current portion of debt outstanding	$171,722	$169,769

On March 19, 2019, we repurchased $150,000,000 of the 2.875% senior convertible notes due 2033 (the "2013 Notes") for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recognized in the consolidated statements of income along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity.
Holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon (the "2013 Indenture") any time before January 31, 2020. As of January 31, 2020, as of the expiration of the Put Option, at the discretion of the holders, $49,000 aggregate principal amount of the 2013 Notes were put to us to be redeemed, and $4,000 of debt was converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the 2013 Indenture. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes.
On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash of $115,487,000 and equity of $2,000.

On March 19, 2019, we issued $230,000,000 of 2.50% convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,932,000 after payment of commissions and expenses related to the offering of $7,067,000. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.
Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026 we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	DEBT (continued)

The proceeds of the 2019 Notes were bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual amount of $44,766,000 ($60,635,000 less deferred tax liability of $15,869,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.

The transaction costs of the issuance of the 2019 Notes of $7,068,000 were allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

The table below provides a summary of changes in the debt balance:

	March 31, 2020	December 31, 2019
Balance, beginning of period	$286,852	$250,729
Accretion of discount	2,673	14,320
Interest accrued	2,280	8,729
Interest paid	(5,070)	(9,104)
Redemption of 2013 Notes	(114,994)	(141,982)
Redemption of 2013 Notes - converted to equity	(6)	—
Issuance of 2019 Notes	—	164,160
Balance, end of period	171,735	286,852
Accrued interest outstanding	(13)	(2,803)
Carrying value of Notes outstanding	$171,722	$284,049

Classified as:
Current	$—	$114,280
Non-current	171,722	169,769
	$171,722	$284,049

7.	ACQUISITION OF NON-CONTROLLING INTEREST

On September 18, 2019, we acquired the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling $32,364,000, consisting of $2,261,000 of cash, the extinguishment of the loan to Golden Arrow and related interest of $11,369,000, the issuance of $18,218,000 of our common shares, and the transfer of shares in Golden Arrow we owned, with a fair value of $516,000, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the non-controlling interest of $33,981,000 in Puna Operations recognized prior to the acquisition was adjusted to nil in our condensed consolidated interim statements of financial position. Further, the difference of $1,617,000 between the carrying value of the non-controlling interest in Puna Operations at the time of acquisition and the fair value of the consideration paid by us to Golden Arrow of $32,364,000 million was recognized in equity. In addition, transaction costs we incurred in connection with the transaction of $154,000 were recognized as a reduction of equity.

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 13

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	REVENUE

	Three months ended March 31,
	2020	2019
Gold bullion and doré sales	$136,777	$108,694
Concentrate sales	35,623	17,187
Other (1)	(7,937)	369
	$164,463	$126,250

(1)	Other revenue includes the impact of changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices.

9.	INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended March 31,
	2020	2019
Net income	$23,976	$5,732
Net loss attributable to non-controlling interest	—	(732)
Net income used in the calculation of diluted net income per share	23,976	6,464

Weighted average number of common shares issued (thousands)	123,228	121,023
Adjustments for dilutive instruments:
Stock options (thousands)	681	966
Performance share units (thousands)	547	—
Diluted weighted average number of shares outstanding (thousands)	124,456	121,989

Basic net income per share attributable to equity holders of SSR Mining	$0.19	$0.05
Diluted net income per share attributable to equity holders of SSR Mining	$0.19	$0.05

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

10.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2020 and 2019 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31,
	2020	2019
Equity-settled
Production costs	$68	$35
General and administrative expenses	1,145	416
Exploration, evaluation and reclamation expenses	10	9
Cash-settled
Production costs	270	186
General and administrative expenses	(4,714)	3,315
Exploration, evaluation and reclamation expenses	(37)	47
	$(3,258)	$4,008

Under our 2017 Share Compensation Plan, we have the option to settle vested performance share units ("PSUs") in either cash or common shares.  On February 22, 2019 our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in our common shares. Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability. As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1,764,000 ($1,284,000 net of tax) was transferred to the share-based compensation reserve of shareholders’ equity. The unamortized portion of $4,652,000 relating to these PSUs are being amortized over the remaining vesting periods.

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SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.	OPERATING SEGMENTS

Operating results of operating segments are reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. We consider each individual operating mine site as a reportable operating segment for financial reporting purposes. In addition, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

The following is a summary of the reported amounts of income (loss) from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2020	Marigold mine	Seabee Gold Operation	Puna Operations (3)	Exploration evaluation and development properties	Other reconciling items (1)	Total
Revenue	$92,081	$44,697	$27,685	$—	$—	$164,463
Production costs	(47,771)	(15,048)	(28,226)	—	—	(91,045)
Depreciation and depletion	(11,853)	(9,918)	(6,864)	—	—	(28,635)
Cost of sales	(59,624)	(24,966)	(35,090)	—	—	(119,680)
Income (loss) from mine operations	$32,457	$19,731	$(7,405)	$—	$—	$44,783

Exploration, evaluation and reclamation expenses	(732)	(2,437)	(150)	(2,782)	(261)	(6,362)
Care and maintenance expenses (2)	—	—	(1,330)	—	—	(1,330)
Operating income (loss)	32,348	17,294	(9,092)	(2,782)	(3,002)	34,766
Income (loss) before income taxes	$32,356	$15,359	$(11,923)	$(3,197)	$(2,620)	$29,975
As at March 31, 2020
Total assets	$545,386	$439,520	$235,377	$116,070	$275,651	$1,612,004
Non-current assets	266,663	313,553	151,682	114,891	21,972	868,761
Total liabilities	(109,295)	(96,848)	(53,922)	(20,903)	(193,045)	(474,013)

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 16

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

11. OPERATING SEGMENTS (continued)

Three months ended March 31, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (1)	Total
Revenue	$72,263	$36,431	$17,556	$—	$—	$126,250
Production costs	(44,992)	(13,047)	(12,827)	—	—	(70,866)
Depreciation and depletion	(14,290)	(9,712)	(1,145)	—	—	(25,147)
Cost of sales	(59,282)	(22,759)	(13,972)	—	—	(96,013)
Income from mine operations	$12,981	$13,672	$3,584	$—	$—	$30,237

Exploration, evaluation and reclamation expenses	(106)	(2,903)	(80)	(614)	(35)	(3,738)
Operating income (loss)	11,157	10,016	2,368	(298)	(3,615)	19,628
Income (loss) before income taxes	7,656	10,671	(708)	702	(9,424)	8,897
As at March 31, 2019
Total assets	$475,977	$455,370	$212,657	$58,793	$404,345	$1,607,142
Non-current assets	236,047	326,955	144,130	56,571	42,948	806,651
Total liabilities	(77,657)	(99,448)	(61,191)	(6,341)	(299,886)	(544,523)

(1)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

(2)
On March 20, 2020, due to the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations in compliance with government decree. During this time, we continued to perform care and maintenance activities and incurred incremental costs as a result. These incremental costs do not relate to producing or selling metal concentrate, and therefore they have been identified and presented separately within operating income (loss).

(3)
Cost of sales at Puna Operations includes a write-down of inventories to net realizable value of $8.5 million. Of the write-down amount, $7.2 million is included in production costs and $1.3 million in depreciation and depletion.

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 17

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

(a)Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at March 31, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	$—	$34,955	$—	$34,955
Marketable securities	50,293	—	—	50,293
Other financial assets	2,339	1,000	544	3,883
Accrued liabilities	—	(9,914)	—	(9,914)
Derivative liabilities	—	(11,776)	—	(11,776)
	$52,632	$14,265	$544	$67,441

	Fair value at December 31, 2019
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	$—	$54,164	$—	$54,164
Marketable securities	66,453	—	—	66,453
Other financial assets	2,339	2,641	647	5,627
Accrued liabilities	—	(19,539)	—	(19,539)
Derivative liabilities	—	—	—	—
	$68,792	$37,266	$647	$106,705

(1)
Marketable securities of publicly quoted companies, consisting of fair value through other comprehensive income (FVTOCI) investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

(2)
Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to deferred share units (DSUs), restricted share units (RSUs), and PSUs and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3)
Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the three months ended March 31, 2020 no amounts were transferred between Levels.

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 18

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS (continued)

(b)Fair values of financial assets and liabilities not already measured at fair value

At March 31, 2020, the fair value of our 2013 Notes and 2019 Notes as compared to the carrying amounts were as follows:

		March 31, 2020		December 31, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2013 Notes (1)	1	$—	$—	$(114,280)	$(116,581)
2019 Notes (1)	1	(171,722)	(225,297)	(169,769)	(297,735)
Total convertible notes		$(171,722)	$(225,297)	$(284,049)	$(414,316)

(1)
The fair value disclosed for our 2013 Notes and 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The fair value of the convertible notes represents both the debt and equity components of the convertible notes (note 6).

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020	2019
Trade and other receivables	$11,976	$(14,296)
Inventories	(347)	(14,676)
Accounts payable and accrued liabilities	(8,955)	1,831
Reclamation and closure cost provision - current	(2,130)	(236)
	$544	$(27,377)

Adjustments for non-cash other operating activities during the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020	2019
Share-based payments	$1,223	$460
Write-down/loss on sale of mineral properties, plant and equipment	722	293
Change in fair value of concentrate trade receivables	8,724	—
Other	2,990	(221)
	$13,659	$532

Non-cash investing and financing transactions during the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020	2019
Transfer of share-based payment reserve upon exercise of stock options	(588)	(1,126)
Transfer of equity-settled PSUs	—	1,284
	$(588)	$158

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 19

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

14.	SUBSEQUENT EVENTS

(a)
On May 10, 2020, we entered into an arrangement agreement with Alacer Gold Corp. (“Alacer”) under which we will acquire all of the outstanding common shares of Alacer (the “Proposed Transaction”). Under the terms of the Proposed Transaction, we will acquire each Alacer share for 0.3246 of an SSR Mining share. The Proposed Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporation Act (Yukon) and is expected to close in the third quarter of 2020. The terms of the Proposed Transaction include customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $70 million reciprocal termination fee payable under certain circumstances. The closing of the Proposed Transaction is subject to approval by the shareholders of both companies, court approval, regulatory approvals and certain other customary closing conditions.

(b)
On May 14, 2020, we entered into an agreement to sell our SilverCrest Metals Inc. equity position of 9.0 million common shares at a price of C$10.06 per common share for gross proceeds of C$90.5 million, or $64.7 million. At March 31, 2020, the carrying value of these shares included in marketable securities was $46.8 million.

SSR Mining Inc.	Interim Financial Statements Q1 2020 | 20